Mail Stop 4561

via fax **(408) 962 - 8733**

August 21, 2009

Robert Selvi
Chief Financial Officer
SonicWALL, Inc.
1143 Borregas Avenue
Sunnyvale, CA 94089

> **Re:** **SonicWALL, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 6, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009, filed May 7, 2009 and August 7, 2009, respectively**
> **Forms 8-K filed February 11, 2009, April 27, 2009 and July 23,2009**
> **File No. 000-27723**

Dear Mr. Selvi:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   You disclose on page 12 that you sell your products in the Americas, the Middle East, and Africa, regional references generally understood to encompass Cuba,

Iran, Syria, and Sudan. In addition, we are aware of a November 2006 news report that for the purpose of distributing your E-mail Security and Content Security Management solutions in the Middle East and Africa, you appointed Almasa IT Distribution, a company which appears to operate in Iran. Cuba, Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Syria, or Sudan.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, and/or Sudan, if any, whether through subsidiaries, resellers, or other direct or indirect arrangements. Your response should describe any products, components, equipment, technology, software, or services you have provided to Cuba, Iran, Syria, and/or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Critical Accounting Estimates

Valuation of Long-Lived Assets, Intangible Assets and Goodwill, page 37

2.   We note your critical accounting policy and footnote disclosures regarding the company's goodwill valuation. These disclosures should provide investors with sufficient information as well as management's insights and assumptions with regard to the recoverability of goodwill. In this regard, we have identified areas where we believe additional discussion would enhance your disclosures. Specifically, we believe you should provide the following information pursuant to Item 303(a)(3)(ii) of Regulation S-K and Financial Reporting Release No. 60 and Section V of SEC Release No. 33-8350:

- Disclose the date of your annual impairment test;
- Tell us the reporting units used in your analysis; indicate how the reporting units are indentified; provide the amount of goodwill allocated to each reporting unit and explain how you estimate the fair value of each reporting unit;
- Provide the carrying value and fair value for each reporting unit as of the date of your most recent step-one test. Alternatively, disclose the percentage by which the fair values exceed the carrying values for each unit;
- For those reporting units in which the fair values do not exceed their carrying values by significant amounts, describe the potential events and/or changes in

circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

- Explain further how market capitalization is factored into your goodwill impairment analysis and provide a reconciliation of your market capitalization to the aggregate fair value of all reporting units as of your last assessment;

- Describe how you estimate a control premium and indicate how that is factored into your analysis; and

- Explain further how the various factors discussed in Note 2 (i.e. current and forecasted earnings, industry trends, legal factors, key personnel, etc.) are used in your analysis. Also, quantitatively describe the significant estimates and assumptions used in your valuation models to determine the fair value of your reporting units in your impairment analysis. For example, at a minimum you should disclose the discount rates used for each reporting unit, how those rates were determined and the market risk premium included in such assumptions.

Fair Value of Investments, page 37

3.   You disclose that the company's investment advisors provided a valuation for your auction rate securities, which valuation "was corroborated by a separate and comparable discounted cash flow analysis prepared by the Company." Please provide us with a detailed explanation of the nature and extent of the involvement of your investment advisors in determining the fair value of the auction rate securities, and tell us the scope of management's reliance on the information provided by the referenced third parties in deriving the relevant valuations used for financial reporting purposes. See Rule 436 of Regulation C and Question 141.02 of the Securities Act Sections Compliance and Disclosure Interpretations, available on our website at
http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Results of Operations, page 41

4.   In the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor. For example, you disclose that the revenue increase in the UTM product category in 2008 compared to 2007 was "primarily due to increased sales of [y]our subscription services, offset by a decrease in product revenue," but you give no indication as to the relative impact of each factor. Please explain to us how you considered Section III.D of SEC Release No. 33-6835 and Section III.B of SEC Release No. 33-8350. Note that this comment also applies to your discussion on revenue changes related to the other product categories and gross profit changes as well as your discussion within your Forms 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 61

5.   Please explain what comprises product revenues versus license and service
      revenues in the consolidated statements of operations. In this regard, to the extent
      that either of these line items includes both product and services, tell us how you
      considered separately disclosing revenues and cost of revenues by products and
      services pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X. Alternatively, if
      the license and service line item includes only service related revenues, then tell
      us your consideration to revise the description of this line item to more clearly
      describe its content.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 67

6.   We note your revenue disclosures regarding arrangements that include multiple
      obligations including the notion that vendor specific objective evidence
      ("VSOE") of fair value is derived "generally [from] the average selling price of
      each element when sold separately."   For both your SAB 104 and SOP 97-2
      multiple-element arrangements, please describe the methodology used to establish
      VSOE of fair value for each of your elements, the accounting literature you
      considered, and how you considered disclosing in greater detail your policy in the
      revenue recognition footnote. Since you disclose that VSOE is based on stand-
      alone sales, provide the volume and range of stand alone sales used to establish
      VSOE. Also, please describe the various factors that affect your VSOE analysis
      including customer type and other pricing factors (e.g., geographic region,
      purchase volume, competitive pricing, perpetual versus term license, etc.).
      Further, if your VSOE varies from customer to customer, tell us how you
      reasonably establish VSOE pursuant to paragraph 10 of SOP 97-2, as applicable.

7.   We note from your disclosures on page 12 that support services in certain
      locations are provided through the company's distributors. Please clarify whether
      you recognize revenues from services provided by your distributors and if so,
      please provide your revenue recognition policy and specifically, tell us how you
      considered EITF 99-19 in accounting for such revenues.

Note 6. Financial Instruments, page 75

8.   We note that a portion of the company's asset backed securities portfolio has been
        in a loss position for greater than 12 months at December 31, 2008 and remains in
        a loss position at June 30, 2009. We also note from your disclosures on page 78
        that the company has "both the intent and ability to hold these investments until a
        recovery of fair value occurs, which may be at maturity." Please tell us when
        these securities mature. Also, please explain further how you concluded that
        these investments were not other-than-temporarily impaired at both December 31,
        2008 and June 30, 2009. In this regard, describe further the credit quality of the
        collateral underlying these assets and tell us whether credit or liquidity issues are
        the cause of the decline in market value. Tell us how you considered these issues
        as well as any other evidence you considered in concluding that these investments
        were not other-than-temporarily impaired. We refer you to FSP FAS 115-1 and
        FAS 124-1.

Item 9A. Disclosure Controls and Procedures

Effectiveness of Disclosure Controls and Procedures, page 93

9.   We note your statements that a "control system, no matter how well designed and
        operated, can provide only reasonable, not absolute, assurance that the control
        system's objectives will be met," and that "there can be no assurance that any
        design will succeed in achieving its stated goals under all potential future
        conditions." Please tell us, and clarify in future filings, whether your disclosure
        controls and procedures are *designed* to provide reasonable assurance of
        achieving their objectives, and whether your principal executive officer and
        principal financial officer concluded that your disclosure controls and procedures
        are effective at that reasonable assurance level as of the end of the applicable
        period. Alternatively, you may remove from future filings the discussion of the
        level of assurance of your disclosure controls and procedures. Refer to Section
        II.F.4 of SEC Release No. 33-8238.

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated from
Definitive Proxy Statement on Schedule 14A filed on April 29, 2009)

Section 16(a) Beneficial Ownership Reporting Information, page 53

10.   Your disclosure does not expressly address whether the referenced Section 16(a)
        reports were filed *on a timely basis*, as called for by Item 405(a)(1) of Regulation
        S-K. Please provide the disclosure required by Item 405(a) with respect to each
        known delinquent filer during the applicable period; or confirm, if accurate, that

there were none. In addition, revise your disclosure as appropriate in future filings.

Item 11. Executive Compensation (Incorporated from Definitive Proxy Statement on Schedule 14A filed on April 29, 2009)

Compensation Discussion and Analysis

Elements of Compensation, page 33

11.   We note that you benchmark the compensation of your named executive officers against the compensation paid by the "peer group" of companies identified in your filing. You disclose that your goal is to target total cash compensation and base salaries, respectively, at approximately the 60th percentile of this peer group. Please explain how you determined that the 60th percentile is an appropriate benchmark for these elements of compensation. In addition, discuss where actual payments fall in comparison to the targeted parameters for each element of compensation that is benchmarked. To the extent actual compensation is outside the targeted percentile range, explain why. In this regard, we note your statement that base salaries have varied from the 60th percentile target because the compensation committee considers other factors in determining base salaries. Your disclosure should also state which named executive officers' fiscal 2008 base salaries varied significantly from the targeted percentile, and to what degree, and it should provide a more detailed discussion of how the compensation committee considered the factors you cite when determining the amount of base salaries for your named executive officers.

Annual Incentive Compensation Bonus, page 34

12.   You disclose that the release of payments under your 2008 annual cash incentive bonus program was based on achieving certain corporate performance targets (*i.e.*, total revenue, earnings per share on a non-GAAP basis, and free operating cash flow). However, you do not disclose the specific target amounts that need to be achieved. We note also your disclosure that no cash incentive bonuses were awarded to named executive officers for 2008 because the company's financial results did not meet the established thresholds for funding. Please disclose the specific performance targets relied upon to make your determination that incentive compensation should not be paid in 2008, as such performance targets appear material to an understanding of your executive compensation policies and decision-making processes. If you believe that disclosure of these targets is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation in your response supporting your conclusion.

13.   You disclose that you rely in part on earnings per share on a non-GAAP basis in determining incentive compensation for your named executive officers. Please explain briefly in your response letter and in future filings, if applicable, how this measure is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

14.   We note your disclosure that once the funding level of the annual cash incentive bonus pool has been established, bonus payments to your named executive officers are determined based on the achievement of individual performance objectives. Please describe the individual goals for each named executive officer. In addition, in future filings relating to fiscal years for which incentive compensation is awarded to your named executive officers, describe how achievement of these individual goals is measured and factored into compensation decisions. In this regard, we note that you describe generally the use of a "balanced business scorecard" to assess individual performance, but you do not provide adequate quantitative or qualitative disclosure of the individual performance objectives considered for each named executive officer. See Item 402(b)(vii) of Regulation S-K.

Exhibits

15.   We note from the disclosures throughout your filing that you rely significantly on distributors, and that sales through each of Alternative Technology, Ingram Micro and Tech Data accounted for at least 10% of net revenue for each of your last three fiscal years. We note further that your distribution agreements with each of Ingram Micro and Tech Data are listed as exhibits to your Form 10-K, but there is no distribution agreement or similar contract with Alternative Technology listed as an exhibit. Please file your contract with Alternative Technology, or provide us with an analysis as to why you have determined that it does not need to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Forms 8-K Filed February 11, 2009, April 27, 2009 and July 23, 2009

Use of Non-GAAP Financial Measures

16.   We believe the non-GAAP operating statement columnar format appearing in your Forms 8-K filed February 11, 2009, April 27, 2009 and July 23, 2009 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under an other comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain

to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K or the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

17.   Also, we note your non-GAAP measures exclude a number of items that appear to be recurring in nature. Please revise to include the following disclosures pursuant to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:

- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures, which appear to exclude certain items that could be considered non-recurring in nature, especially since these measures appear to be used to evaluate performance.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 6. Financial Instruments, page 9

18.   We note that you reclassified the asset backed securities from Level 3 to Level 1 during the fiscal quarter ended June 30, 2009. Please elaborate on your disclosure that your "broker was able to obtain quoted market prices in an active market" for these securities. Tell us what consideration you gave to disclosing within MD&A a description of the nature of this change in valuation technique, the reason for the change, and, where possible, the quantitative effect of the change to the technique.

Note 11. Commitments and Contingencies

Legal Proceeding, page 15

19.   We note that on June 9, 2009, the Court issued an order granting preliminary approval of the settlement in the December 2001 securities class action complaint

filed against the company and certain officers, directors and underwriters. Please tell us, if the terms of the proposed settlement, call for any payments to be made by the company.   If so, tell us how you considered SFAS 5 in concluding that no loss accrual was required as of June 30, 2009.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff

Attorney, at (202) 551-3483 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief